                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                December 31, 2002




                      TELE CELULAR SUL PARTICIPACOES, S.A.
             (Exact name of registrant as specified in its charter)

                        TELE CELLULAR SUL HOLDING COMPANY
                 (Translation of registrant's name into English)


                     RUA COMENDADOR ARAUJO, 299 - 3(degrees) ANDAR
                         80420-000 CURITIBA, PR, BRAZIL

                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F  [X]  Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes [ ]  No [X]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                      TELE CELULAR SUL PARTICIPACOES, S.A.

                                TABLE OF CONTENTS

     ITEM

      1.      Articles of Incorporation of Tele Celular Sul Participacoes S.A.

                            ARTICLES OF INCORPORATION

                      TELE CELULAR SUL PARTICIPACOES S. A.

                                    CHAPTER I

                               COMPANY DESCRIPTION

                  ART. 1 - TELE CELULAR SUL PARTICIPACOES S.A. is listed corporation ruled by these Articles of Incorporation and by the applicable laws.

                  ART. 2 - The purpose of the Company is to:

                  I. control providers of telecommunication services, including mobile telephone services and others, in their respective concession and authorization areas;

                  II. Promote, through its controlled or affiliated companies, the expansion and implementation of mobile telephone services in their respective concession and/or authorization areas;

                  III. Promote, effect or direct the procurement of funds from internal or external sources to be applied by the Company or its controlled companies;

                  IV. Promote and foster study and research activities for the development of mobile telephone services;

                  V. Perform, through its controlled or affiliated companies, specialized technical services related to the mobile telephone industry;

                  VI. Promote, foster and coordinate, through its controlled or affiliated companies, the education and training of the staff required by the mobile telephone services;

                  VII. Effect or order the import of goods and services for the controlled and affiliated companies;

                  VIII. Engage in any other activities related or akin to its purpose; and

                  IX. Have an interest in other companies.

                  ART. 3 - The Corporate registered office and jurisdiction is at Rua Comendador Araujo, 299, Curitiba, Parana, CEP 80420-000, and the Company may, upon decision of the Board of Directors, open and close branches and offices anywhere in the country or abroad.

                  ART. 4 - The duration of the Company is indeterminate.



                                   CHAPTER II

                                     CAPITAL

                  ART. 5 - The subscribed and fully paid-up capital amounts to three hundred and twenty-four million, six hundred and sixty-six thousand, three hundred and ninety-three reais and twenty-four cents (R$ 324,666,393.24) represented by three hundred and forty two billion, nine hundred and sixty nine million, nine hundred and thirty-nine thousand, six hundred and eighty-two (342,969,939,682) shares, of which one hundred and twenty-nine billion, three hundred and fifty-seven million, eight hundred and thirty-three thousand, eight hundred and seventy-one (129,357,833,871) are registered common shares and two hundred and thirteen billion, six hundred and twelve million, one hundred and five thousand and eight hundred and eleven (213,612,105,811) are registered preferred shares, all of them no-par value.

                  ART. 6 - The Company is authorized to increase its capital upon decision of the Board of Directors, up to a limit of seven hundred billion (700,000,000,000) shares, either common or preferred.


                  SOLE PARAGRAPH - Within the authorized capital limit set forth in above paragraph, the Company may pass the granting of share purchase options to the officers, employees or individuals rendering services to the Company or to its controlled companies, in accordance with the plan approved by the General Meeting.

                  ART. 7 - The capital is represented by no-par value common and preferred shares; there is no obligation of keeping a ratio between them in capital increases, following the provisions under the law and these Articles of Incorporation.

                  ART. 8 - The General Meeting may cancel the preemptive right on the issue of shares, convertible debentures, and subscription bonus, placed by means of:

                  I. Public subscription or trading at the stock exchange;

                  II. Exchange for shares in tender bid, pursuant to arts. 257 and 263 of the Brazilian Corporate Law;

                  III. Enjoyment of tax incentives, as provided in the applicable special law.

                  ART. 9 - Each common share entitles to one vote in General Meeting decisions.


                  ART. 10 - Preferred shares are nonvoting, except in the case provided under the sole paragraph of article 13 of these Articles; those shares are ensured the following seniority of advantages:

                  a) seniority in capital refund, without any premium;

                  b) payment of a minimum, non cumulative dividend of 6% (six percent) per year, over the amount resulting from the division of the subscribed capital by the total number of shares of Company stock.

                  PARAGRAPH 1 - The holders of preferred shares are ensured the right to receive, every year, a dividend on their shares corresponding to three percent (3%) of the respective stockholders equity, as stated in the last approved balance sheet, whenever the dividend according to this criterion is higher than the dividend calculated according to the criterion set forth in the head paragraph of this article.

                  PARAGRAPH TWO - Preferred shares shall be voting in the event the Company ceases paying the minimum dividends provided above for three (3) consecutive years, and shall retain such right until the full payment, in the event such dividends are non cumulative, or until the cumulative dividends in arrears are paid, all pursuant to para. 1 of article 111 of Law 6404/76

                  ART. 11 - The shares of Company stock shall be uncertified and shall be kept in depository account with a financial institution, on behalf of its owners.

                                   CHAPTER III

                                 GENERAL MEETING

                  ART. 12 - The General Meeting is the Company's higher organ, with authority to decide on all business concerning its purpose and take the action deemed convenient to defend and develop the Company.

                                EXCLUSIVE POWERS

                  ART. 13 - The following are exclusive powers of the General
Meeting:

                  I.       Amend the Articles of Incorporation;

                  II. Authorize the issue of debentures and convertible debentures or their sale, if they are treasury debentures, and also authorize the sale of any convertible debentures issued by controlled companies the Company may own; the Company may vest on the Board of Directors the authority do determine the term and conditions of the maturity, amortization or redemption; the interest payment terms and conditions; participation in profits and reimbursement premium, if any; and the placement or subscription method; as well as the type of debentures;

                  III. Decide on the appraisal of property given by shareholders to pay-up capital;

                  IV. Decide on the Company's transformation, merger, take-over and split-up; its dissolution and liquidation; appoint and remove liquidators and appreciate their accounts;

                  V. Authorize the Company to provide guarantees to third parties, excluding the controlled companies;

                  VI. Stay the rights of shareholders non current with their duties under the law or these Articles;

                  VII. Elect and remove, at any time, the members of Board of Directors and the members of the Statutory Audit Committee;

                  VIII. Determine the global or individual remuneration of the members of the Board of Directors, Executive Officers and members of the Statutory Audit Committee;


                  IX. Receive every year the accounts and appreciate the financial statements submitted by the management;

                  X. Decide whether the Company shall file a civil liability suit against the management for losses in assets, as provided in art. 159 of the Brazilian Corporate Law;

                  XI. Authorize the sale of all or part of the shares in a controlled company;

                  XII. Decide to increase the capital stock by means of subscription of new shares, as provided in the sole paragraph of art. 6. and when the limit of the authorized capital has been attained;


                  XIII. Decide on the issue of any other securities in Brazil or abroad, in particular the issue of shares and subscription bonuses, in compliance with the laws and the provisions hereof;

                  XIV.     Authorize the trading of stock and other securities;


                  XV. Approve in advance the execution of any agreements with a duration exceeding twelve (12) months between the Company or its controlled companies, on the one side, and the controlling shareholder or companies controlled, affiliated or under common control or the controlling companies of the latter, or parties related to the Company, on the other side, except when those agreements have uniform clauses.

                  SOLE PARAGRAPH - without prejudice to the provision under 1 of art. 115 of Law n(0) 6404/76, the owners of preferred shares shall have a vote on the general meeting decisions mentioned in item XVII of this article, as well as on those concerning the amendment or cancellation of the following provisions of these Articles:

                  I.       Item XV of art. 13;

                  II.      Sole paragraph of art. 14; and

                  III.     Art. 43.

                  ART. 14 - The General Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of art. 123 of Law n(0)6404/76.

                  SOLE PARAGRAPH - In the hypotheses provided under art. 136 of Law n(0) 6404/76, the first call to the General Meeting shall be made at least thirty (30) days in advance, and the second call at least ten (10) days in advance.

                  ART. 15 - The General Meeting shall be called to order by the Company's Chief Executive Officer or by an expressly appointed proxy, with specific authority therefor and shall then elect the meeting officers, namely a chairman and a secretary, chosen among the shareholders present.

                  SOLE PARAGRAPH - The evidence of shareholder status shall comply with article 126 of Law 6404/76; owners of uncertified or deposited shares shall deposit with the Company's main office their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, no later than five (5) working days before the general meeting.

                  ART. 16 - The General Meeting transaction of business and decisions shall be recorded in minutes, signed by the meeting officers and the shareholders present representing, at least, the majority required for passing decisions.

                  PARAGRAPH 1 - The minutes shall be recorded as an abstract of the facts, including disagreements and challenges.

                  PARAGRAPH 2 - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.

                  ART. 17 - Every year, in the first four months following the end of the fiscal year, a regular General Meeting shall be convened to:

                  I. Receive the management accounts; examine, discuss and vote on the financial statements;

                  II. Decide on the destination of the net income for the year and the distribution of dividends; and

                  III. Elect the members of the Statutory Audit Committee and, when applicable, the Directors.

                  ART. 18 - A Special General Meeting shall be convened whenever the Company interests so require.

                                   CHAPTER IV

                               COMPANY MANAGEMENT

                                    SECTION I

                                     GENERAL

                  ART. 19 - The Company shall be managed by the Board of Directors and by the Executive Officers.

                  PARAGRAPH 1 - The Board of Directors, a collegial decision organ, shall carry out the high management of the Company.

                  PARAGRAPH 2 - The Executive Officers are the Company 's representative and executive organ, and each one of them shall act within his/her respective scope of authority.

                  PARAGRAPH 3 - The statutory duties and powers vested by law on each management organ cannot be assigned to the other.

                  ART. 20 - Managers are installed by signing the respective installation records in the Board of Directors or Executive Officers Meeting Minutes Book, as the case might be.

                  ART. 21 - The Company managers shall adopt the "Policy of Disclosure and Use of Information and of Securities Trading" Manual, by signing the respective Affidavit of Commitment.

                  ART. 22 - The managers' term of office shall be three (3) fiscal years. Reelection is allowed.

                  SOLE PARAGRAPH - The managers' term of office shall be considered extended until their elected successors are installed.

                                   SECTION II

                               BOARD OF DIRECTORS

                  ART. 23 - In addition to the duties provided by law, the Board of Directors is charged with:


                  I. Approving the Company's annual budget, as well as that of its controlled companies, in addition to the goals action plan and business strategy plan for the period covered by the budget;

                  II. Deciding on the Company's capital increase up to the authorized limit, as provided in article 6 hereof.

                  III.     Authorizing the issue of commercial papers;

                  IV. Deciding, when so empowered by the General Meeting, on the conditions for the issue of debentures, as provided under paragraph 1, article 59 of Law n(0)6404/76;

                  V. Authorizing the sale of treasury debentures, inclusive convertible debentures issued by the Company;

                  VI. Authorizing the purchase of Company shares, for the purposes of cancellation or holding them as treasury shares for later sale;

                  VII. Approving the purchase or sale by the Company of its interest in other companies, except in the case provided in item XI of article 13 hereof;

                  VIII. Authorizing the swap of shares and other securities convertible into shares issued by the controlled companies;

                  IX. Authorizing the sale or encumbrance of permanent assets items excepting the divestiture and donation of cellular mobile stations;

                  X. Approving in advance any short-term agreements, with a term equal to or below twelve (12) months, between the Company or its controlled companies, and the controlling shareholder or controlled, affiliated, under common control or holding companies of the latter, or companies in any way related to the Company.

                  XI. Authorizing the purchase of permanent assets items the individual value of which surpasses two per cent (2%) of the Company's shareholders' equity stated in the last annual Balance Sheet;

                  XII. Authorizing the waiving of preemptive rights to shares, convertible debentures or subscription bonus issued by its controlled companies;

                  XIII. Authorizing the granting of collateral or personal security by the Company in behalf of third parties or controlled companies;

                  XIV. Authorizing the performance of free acts, for the benefit of employees or the community, in view of the Company's social responsibilities; the provision of guaranties to employees in the case of interstate and/or intermunicipal transfers does not depend on advance approval by the do Board of Directors;

                  XV. Approving loans, financing, and lease agreements and the issue of promissory notes to an amount exceeding two per cent (2%) of the Company's shareholders' equity, as well as that of its controlled companies;

                  XVI. Authorizing investment in new ventures or the opening of a subsidiary;

                  XVII. Deciding on the approval of a Depositary Receipts program;

                  XVIII. Submitting to the approval of the General Meeting any business or operation included in those mentioned in item XVII, article 13 of these Articles;

                  XIX. Authorizing the Company, its controlled and affiliate companies to execute, amend or cancel Shareholders' Agreements;

                  XX. Approving the Company's supplementary pension plan and collective agreements;

                  XXI.     Approving the Board of Directors rules of conduct;

                  XXII. Approving any Executive Officers' proposal concerning the Company's Bylaws and its organizational chart, including the scope of authority and specific duties of its Executive Officers;

                  XXIII. Apportioning the total remuneration set forth by the General Meeting among the Company Directors and Executive Officers, determining their individual remuneration;

                  XXIV. Establishing the guidelines for Company proxies' vote in the General Meetings of its controlled or affiliated companies;

                  XXV. Electing and removing, at any time, the Executive Officers, including the Chief Executive Officer, determining their specific duties in compliance with the provisions of these Articles, and also approving the creation of new Executive Officer positions, as the case might be, the assignment of other duties to Executive Officers and any other changes in the number and duties of the Executive Officers;

                  XXVI. Appointing the Company's representatives in the management of the companies in which it has an interest;

                  XXVII. Carrying out any other activities assigned to it by the General Meeting; and

                  XXVIII. Approving the hiring of external consultants by the Company.

                  XXIX. Deciding the cases not provided for herein and performing other duties not assigned to another Company organ by law or by these Articles.

                  ART. 24 - The Board of Directors is composed from three (3) to 05 (five) members, including the Chairman.

                  ART. 25 - The Directors shall be elected by the General Meeting that shall also appoint the Chairman among them.

                  PARAGRAPH 1 - A Director shall have a spotless reputation; except as waived by the General Meeting, the following may not be elected: (1) those who hold positions in companies that might be considered Company competitors; (2) those who have or represent an interest conflicting with that of the Company. A Director shall not be able to exercise the right to vote in the case those same impediments supervene.

                  PARAGRAPH 2 - Pursuant to Article 115 , para. 1 of Lei 6404/76, the right to vote for the election of the Directors shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.

                  PARAGRAPH 3 - A Director shall not have access to information nor attend a Board of Directors meeting concerning matters in which he/she has or represents an interest conflicting with that of the Company.

                  PARAGRAPH 4 - In the case of a vacancy in the Board of Directors, the remaining Directors shall appoint an alternate among them to fill in the vacancy until the first General Meeting.

                  ART. 26 - The Board of Directors shall meet regularly every quarter and whenever called for a special meeting by its Chairman or by two (2) Directors; every meeting shall be recorded in minutes.

                  SOLE PARAGRAPH - The call notices shall be sent by mail, telegram or facsimile, delivered at least seven (7) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.

                  ART. 27 - The Board of Directors decisions shall be passed by majority vote with the majority of the Directors present. The Chairman shall issue the instruments embodying those decisions, when applicable.

                                   SECTION III

                               EXECUTIVE OFFICERS

                  ART. 28 - The Executive Officers shall include one (1) Chief Executive Officer and six (6) Executive Officers, with the following titles:

                  a)       Chief Financial Officer;

                  b)       Chief Technology Officer;

                  c)       Chief Marketing Officer;

                  d)       Chief Business Officer;

                  e)       Chief Administrative Officer;

                  f)       Chief Information Technology Officer.



                  ART. 29 - In the absence or temporary incapacity of the Chief Executive Officer and of any other Executive Officer, an alternate shall be appointed by the Chief Executive Officer or, in the event of his incapacity, by majority decision of the Executive Officers.

                  SOLE PARAGRAPH - In the case of a vacant Executive Officer position, the Board of Directors shall elect an alternate to finish the remaining term of office.

                  ART. 30 - Observing the provisions contained in these Articles, the following shall be needed to bind the Company: (i) the joint signature of two (2) Executive Officers, or (ii) the signature of one (1) Executive Officer together with an attorney; or yet, (iii) the joint signature of two (2) attorneys vested with specific authority therefor.

                  SOLE PARAGRAPH - The powers of attorney granted by the Company shall be jointly signed by two (2) Executive Officers, one of which the Chief Executive Officer, shall specify the powers granted and, except for those for judicial purposes, shall be valid for a maximum of one (1) year.

                  ART. 31 - The overall scope of authority of each Executive Officer is the following:

                  I - CHIEF EXECUTIVE OFFICER - The performance of activities related to the corporate purpose, in compliance with the Company's policies and rules, as specified in its Bylaws; the planning, development, implementation and maintenance of computerized systems, in compliance with the Company's policies and rules, as specified in its Bylaws.

                  II - CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER - The performance of economic-financial, budgeting, accounting, securities control and investor relations activities, in compliance with the Company's policies and rules, as specified in its Bylaws.

                  III - CHIEF TECHNOLOGY OFFICER - The planning and execution of network expansion and modernization projects, in compliance with the Company's policies and rules, as specified in its Bylaws.

                  IV - CHIEF MARKETING OFFICER - The performance of marketing activities, market and competition analysis, development of new businesses, products and marketing communication activities, in compliance with the Company's policies and rules, as specified in its Bylaws.

                  V - CHIEF BUSINESS OFFICER - The performance of commercial activities and management of sales channels, billing and collection, customer service, in addition to customer retention and loyalty efforts, in compliance with the Company's policies and rules, as specified in its Bylaws.

                  VI - CHIEF ADMINISTRATIVE OFFICER - The performance of activities related to human resources, procurement of goods and services, clerical support, regulation and company development, in compliance with the Company's policies and rules, as specified in its Bylaws.

                  ART. 32 - In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the officer fails to sign the installation instrument within thirty (30) days of the election or leaves the position for more than thirty (30) consecutive days or ninety (90) non consecutive days throughout the term of office, without justification, at the discretion of the Board of Directors.

                  Paragraph 1 - If a director position becomes vacant, the replacement shall be effected as provided under THE sole paragraph of art. 25 of these Articles, until the next General Meeting that shall elect the new director to finish the remaining term of office.

                  Paragraph 2 - In the event two thirds (2/3) of the Board of Directors seats become vacant; the remaining Directors shall immediately convene a General Meeting.

                  Paragraph 3 - If an executive officer position becomes vacant; the Board of Directors shall elect an alternate to finish the remaining term of office.

                  Paragraph 4 - Managers may resign from their positions by sending written notice to the organ, which they integrate. The resignation shall be effective from then on before the Company, and before third parties after the notice is filed at the Registry of Commerce and published.

                                    CHAPTER V

                            STATUTORY AUDIT COMMITTEE

                  ART. 33 - The Statutory Audit Committee is the organ charged with the surveillance of the company management, and shall be operate permanently.


                  ART. 34 - The Statutory Audit Committee shall have from three
(3) to five (5) members and an equal number of alternates.

                  PARAGRAPH 1 - The term of office of Statutory Audit Committee members shall end at the first Annual General Meeting following the respective election, reelection being allowed. The members of the Statutory Audit Committee shall remain in office until their successors are installed.

                  PARAGRAPH 2 - The members of the Statutory Audit Committee, in their first meeting, shall elect their Chairman, charged with effecting that organ's decisions.

                  PARAGRAPH 3 - The Statutory Audit Committee may request the Company to appoint qualified staff to provide it clerical and technical support

                  PARAGRAPH 4 - The provision of article 21 hereof applies to the members of the Statutory Audit Committee.

                  ART. 35 - The Statutory Audit Committee shall meet regularly every quarter, and specially whenever needed.


                  PARAGRAPH 1 - The meetings shall be convened by the Chairman of the Statutory Audit Committee or by two (2) of its members.

                  PARAGRAPH 2 - The Committee decisions will be passed by majority vote, the majority of its members being present.

                  ART. 36 - The members of the Statutory Audit Committee shall be replaced in their absence or incapacity by their respective alternates.


                  ART. 37 - In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Statutory Audit Committee fails to appear at two (2) consecutive meetings or three (3) non-consecutive meetings throughout his/her year in office.

                  PARAGRAPH 1 - In the event a position in the Committee becomes vacant, the replacement shall be effected as provided under art. 36 of these Articles.

                  PARAGRAPH 2 - If more than half the positions become vacant and there are no alternates to be called, a General Meeting shall be convened to elect other members.

                  ART. 38 - The remuneration of the members of the Statutory Audit Committee shall be determined by the Annual General Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each Executive Officer, not counting profit sharing.

                  SOLE PARAGRAPH - The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month.

                                   CHAPTER VI

                      FISCAL YEAR AND FINANCIAL STATEMENTS

                  ART. 39 - The fiscal year shall last twelve (12) months, starting on January 1st of each year and ending on the last day of the month of December.

                  ART. 40 - The Management shall submit to the Annual General Meeting, together with the financial statements, a proposal for employee profit sharing and for the destination of the net income for the year.

                  PARAGRAPH 1 - The net income shall have the following destination:

                  a) Five percent (5%) for the legal reserve, up to twenty percent (20%) of the paid-up capital;

                  b) Twenty-five percent (25%) of the net income, restated pursuant to items II and III of art. 202 of Law n(0) 6404/76 shall be distributed as mandatory minimum dividend to all shareholders, respecting the provisions of the next article; such amount shall be increased to meet the amount required to pay the preferred shares priority dividend.

                  PARAGRAPH 2 - The net income balance not allocated to the payment of the mandatory minimum dividend nor to the preferred shares priority dividend shall be allocated to a supplementary reserve for the expansion of corporate business, not to surpass eighty percent (80%) of the capital. Once that limit is reached, the General Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.

                  ART. 41 - The amount corresponding to the mandatory minimum dividend shall be destined to the payment of the preferred shares priority dividend up to the preference limit; then the owners of common shares shall be paid, up to the same limit of preferred shares; the balance, if any, shall be prorated among all shareholders.

                  PARAGRAPH 1 - The management may pay or credit interest on own capital as provided under paragraph 7 of article 9 of Law 9249/95 of Dec/26/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under article 202 of Law 6404/76, even when included in the preferred shares minimum dividend.

                  PARAGRAPH 2 - Dividends not claimed within a period of three
(3) months shall revert to the Company.

                                   CHAPTER VII

                                   LIQUIDATION

                  ART. 42 - The Company shall be liquidated in the cases provided by law, or upon decision of the General Meeting, which shall determine the method of liquidation, elect the liquidator and install the Statutory Audit Committee for the liquidation period, electing its members and determining their respective remuneration.

                                  CHAPTER VIII

                        GENERAL AND TEMPORARY PROVISIONS

                  ART. 43 - The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, and the shareholders of which shall be granted ample access to the report on that analysis.

CHAIRMAN OF THE MEETING                              SECRETARY OF THE MEETING

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TELE CELULAR SUL PARTICIPACOES, S.A.

Date:      December 31, 2002            By:  /s/ Paulo Roberto Cruz Cozza
                                        ----------------------------------------
                                             Name:   Paulo Roberto Cruz Cozza
                                             Title:  Chief Financial Officer